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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Herbst Gaming, Inc.
Full Name of Registrant

Former Name if Applicable

3440 West Russell Road
Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89118
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Quarterly Report on Form 10-Q (the “Report”) for the period ended March 31, 2008 within the prescribed time period without unreasonable effort and expense due to certain disclosures that required finalization on the filing date and related delays with the financial printer in finalizing the Report for filing with the Securities and Exchange Commission.  The Registrant anticipates filing its Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date, as permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Troy D. Herbst	(702)	889-7695
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the annual report on Form 10-K/A for the year ended December 31, 2007, the Registrant is in default under its amended credit agreement.  In addition to the previously disclosed default due to the “going concern” qualification in our auditors’ report on our annual financial statements, as of the end of the first quarter of 2008, the Registrant was not in compliance with financial ratio covenants of the amended credit agreement.  The amounts outstanding under the amended credit agreement will be reclassified as current liabilities in the accompanying balance sheet as of March 31, 2008.

On May 13, 2008, the Registrant received Payment Blockage Notices from the administrative agent under the amended credit agreement, pursuant to which the administrative agent under the amended credit agreement advised the Registrant and the trustees under the indentures pursuant to which the Registrant’s 8 1/8% Notes and 7% Senior Subordinated Notes due 2014 (the “7% Notes” and, collectively with the 8 1/8% Notes, the “Subordinated Notes”) were issued that, as a result of events of defaults under the amended credit agreement, no payments may be made with respect to the Subordinated Notes pursuant to the subordination provisions of the indentures.  In accordance with the Payment Blockage Notices, the Registrant did not make the interest payments on the 7% Notes due May 15, 2008 and will not make the interest payments on the 8 1/8% Notes due June 1, 2008.  If the scheduled interest payments are not made within 30 days of the scheduled payment dates, events of default will occur under the indentures and the trustee may, or holders of 25% of the outstanding principal amount of notes issued under the relevant indenture may direct the trustee to, accelerate the maturity of the notes issued under that indenture.  Under the terms of the subordination, payment may be resumed on the earlier of the date upon which such events of default are cured or waived and 180 days after the date on which the payment blockage notices were received, unless the amended credit agreement debt has been accelerated.  The amounts outstanding under the indentures under which the Subordinated Notes were issued will be reclassified as current liabilities in the accompanying balance sheet as of March 31, 2008.

Herbst Gaming, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2008	By	/s/ Mary E. Higgins
Mary E. Higgins
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).